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                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12B-25


                          NOTIFICATION OF LATE FILING


                                                  COMMISSION FILE NUMBER 0-12849
                                                  CUSIP NUMBER 029595 10 5


(Check one): (  ) Form 10-K  (  ) Form 11-K  (  ) Form 20-F
( X ) Form 10-Q  (  ) Form N-SAR

  For Period Ended:  June 30, 1995

(  ) Transition Report on Form 10-K
(  ) Transition Report on Form 20-F
(  ) Transition Report on Form 11-K
(  ) Transition Report on Form 10-Q
(  ) Transition Report on Form N-SAR

  For the Transition Period Ended:

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

  If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:    AMERICAN SHARED HOSPITAL SERVICES

Former name if applicable:  N/A

Address of principal executive office (Street and Number):

                            FOUR EMBARCADERO CENTER, SUITE 3620

City, State and Zip Code:   SAN FRANCISCO CA 94111



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                                    PART II
                            RULE 12B-25 (B) AND (C)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 11-K, 20-F or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

  State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)
                              SEE ATTACHED SHEET.

                                    PART IV
                               OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification:

              RICHARD MAGARY, SENIOR VICE PRESIDENT-ADMINISTRATION
                                  415/788-5300

  (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [X] Yes  [  ] No



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  (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes  [  ] No

  If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              See Attached sheet.





                       AMERICAN SHARED HOSPITAL SERVICES
                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: AUGUST 14, 1995

                                               AMERICAN SHARED HOSPITAL SERVICES

                                               by_______________________________
                                                       ERNEST A. BATES, M.D.
                                                       CHAIRMAN AND
                                                       CHIEF EXECUTIVE OFFICER







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                          ATTACHMENT TO FORM 12B-25 OF
                       AMERICAN SHARED HOSPITAL SERVICES
                             DATED AUGUST 14, 1995
                       _________________________________


                                    PART III


        The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1995 on August 14, 1995 because additional time is required to complete the financial statements for such period, without unreasonable effort and expense, to reflect the registrant's recent adoption of FASB Rule 121 ("Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of").



                                    PART IV

        The Registrant anticipates that its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1995 will reflect a significant change in results of operations from the corresponding period for the last fiscal year, including:

    1) An extraordinary gain of approximately $20,378,000 resulting from the Registrant's repurchase of approximately 96% of its outstanding Senior Subordinated Notes as previously announced on May 18, 1995, and

    2) An extraordinary charge for an amount not yet determined, resulting from the Registrant's adoption of FASB Rule 121 as described above. The Registrant is not currently able to provide a reasonable estimate of the amount of such charges, because it still is calculating the effect of adopting FASB 121.






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